DNA TESTING CENTERS, CORP.

2378 Parkhaven Blvd., Oakville, ON

L6H 0E7, Canada

October 6, 2015

VIA EDGAR

Securities and Exchange Commission
100 F. Street, NE
Washington, D.C. 20549-7410

Attention:

Suzanne Hayes, Assistant Director

Dear :

Re: DNA Testing Centers, Corp. (the “Company”) Amendment No. 5 to Registration Statement on Form S-1 filed September 17, 2015 File No. 333-199589

Further to the filing of an amended registration statement on Form S-1/A #6 filed by the Company on October 6, 2015 (the “Registration Statement”), the Company writes to you to respond to your letter addressed to the Company and dated October 5, 2015 regarding the Company’s the registration statement on Form S-1/A #5. For your ease of reference, the responses of the Company to your comments are numbered in a corresponding manner:

Consolidated Statements of Operations and Other Comprehensive Income (loss), page 46

1.

Please correct the amount of net operating expenses for the six months ended June 30, 2015.

 Response:

The Company has amended the Registration Statement with respect to the above comment from the SEC.

The Company acknowledges that:

•

the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•

staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•

the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Yours truly,

DNA TESTING CENTERS, CORP.

Per:

/s/Barjinder Sohal

Dr. Barjinder Sohal

              Chief Executive Officer, President & Director

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